EXHIBIT 99.1

Vox Royalty Provides Update

& Timeline for Assets Entering Production

DENVER, CO / November 4, 2026 / Vox Royalty Corp. (NASDAQ: VOXR) (TSX: VOXR) (“Vox” or the “Company”), a returns-focused mining royalty and streaming company, is pleased to provide recent operator updates on (a) three of its key gold and copper assets: Kanmantoo, Sugar Zone and Los Filos, together with (b) an estimated first production timeline for incremental assets from Q4 2026 to H1 2029, and (c) a summary of other portfolio developments.

Kyle Floyd, Chief Executive Officer, stated: “After a year of exceptional organic growth across our portfolio, Vox now has over 10 incremental royalty and streaming assets expected to commence or recommence production by mid-2029 based on operator guidance and Vox management estimates. Together, these assets have the potential to double our producing asset count to over 20 assets. At Kanmantoo, five consecutive quarters of higher copper production and a 31% increase in reserves continue to grow cash flow from one of our key producing copper-gold royalties. Sugar Zone and Los Filos, two of our largest gold offtake-streams, are now on clear restart pathways: Vault Minerals has guided to a processing restart in the September 2027 quarter, while Equinox has approved restart capital at Los Filos. All of this organic growth is being funded by our operating partners, requires no further development capital from Vox, and positions the Company for meaningful revenue and cash flow growth over the coming years.”

Figure 1: Kanmantoo 2026 Ore Reserve Mine Plan viewed to the West (Source: Kantra Copper Limited)(2)

Key Asset Updates:

1)	Kanmantoo copper & gold mine (2.5% NSR#):

•	Copper production of 3,419 tonnes achieved in the September quarter, a fifth consecutive quarterly increase(1);
•	Ore Reserves increased 31% to 5.2Mt @ 0.85% Cu (Proved 2.5Mt @ 0.88% Cu and Probable 2.7Mt @ 0.81% Cu)(2);
•	Mineral Resources (inclusive of Ore Reserves) comprising approximately 5.7Mt @ 0.76% Cu Measured, 7.4Mt @ 0.72% Cu Indicated and 13.6Mt @ 0.69% Cu Inferred(2);
•	Emily Star deposit approved as a third underground mining front(1)(2)(3); and
•	The operator, Kantra Copper Limited, has also released a 2026 Corporate Video, available here.

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2)

Sugar Zone gold mine (80% gold doré offtake-stream#): Vault Minerals recommenced underground development on July 1st, 2026, received key tailings approvals, with development during FY27 expected to generate both construction material for the Southern Tailings Management Facility and ore stockpiles for future processing, which is expected to restart for the September 2027 quarter. A 2028 fiscal year production outlook of 40,000 to 44,000 ounces has been provided for Sugar Zone(4)(5)(6)(7).

3)

Los Filos gold mine (50% gold offtake-stream#): Restart activities initiated with $35 to $40 million of growth capital included in 2026 guidance, along with an updated expansion study expected to be among Equinox Gold Corp.’s (“Equinox”) 2026 and 2027 catalysts(8)(9)(10).

Upcoming First Production Timeline:

From Q4 2026 to H1 2029, based on operator guidance and Vox management expectations, Vox expects over 10 royalty and streaming assets to commence or recommence production, as summarised below. This list is not exhaustive but is primarily driven by Vox assets where operators and/or regulatory filings have been shared to indicate first production timing.

Further information will be shared on these assets in coming Vox updates and as part of 2027 guidance, expected to be provided in Q1 2027.

Asset	Royalty / Stream	Commodity	Operator	Production Expected to Commence
Horseshoe Lights	Royalty	Copper (Direct Ship Ore)	Horseshoe Metals	Q4 2026
Cardinia (Bruno Lewis)	Royalty	Gold	Genesis Minerals	Q4 2026
Kookynie (Orion, Sapphire)	Royalty	Gold	GoldArc Resources	H1 2027
Sugar Zone	Stream	Gold	Vault Minerals	H2 2027
Los Filos	Stream	Gold	Equinox Gold	H2 2027**
Mt Ida	Royalty	Gold	Aurenne Group	H2 2027**
Sorby Hills*	Royalty	Silver-Lead	Boab Metals	H2 2027
Yitirrti (Sulphur Springs)	Royalty	Copper-zinc-silver	Develop Global	H1 2028
Dandoko	Royalty	Gold	B2Gold Corp.	H1 2028**
South Railroad	Royalty	Gold	Equinox Gold	H1 2028
Bullabulling	Royalty	Gold	Minerals 260	H2 2028
Lynn Lake (MacLellan partial)	Royalty	Gold	Alamos Gold	H1 2029
Alpha	Royalty	Gold	Brightstar Resources	H1 2029

Note (*): Sorby Hills royalty acquisition still subject to closing conditions, expected to be satisfied in Q4 2026

Note (**): Vox estimate

Figure 2: Los Filos mine, Mexico (left), Sugar Zone site overview, Ontario (centre) and Yitirrti (Sulphur Springs) underground portals, Western Australia (right)

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Other Portfolio Updates

Other recent developments announced by operating partners (Vox interest in brackets):

•

Bonikro, Côte d’Ivoire (50% of gold production, uncapped): Allied Gold Corporation outlined an updated production plan extending mine life to 2036 at over 120,000 ounces per year and closed a C$416.6 million strategic investment by Zijin Gold International in August 2026(11).

•

South Railroad, Nevada (0.633% NSR royalty, uncapped, plus advance royalty payments): Equinox received a positive Record of Decision from the U.S. Bureau of Land Management in August 2026, commenced early works construction and is positioned for first gold in 2028(12).

•

Bullabulling, Western Australia (A$10/oz gold royalty above 100,000oz): Minerals 260 Limited released a Pre-Feasibility Study with a maiden Probable Ore Reserve of 90Mt @ 0.86 g/t Au for 2.5Moz, increased Franco-Nevada’s total investment to A$420 million, including a A$30 million cornerstone commitment to a A$250 million placement, and is targeting a Definitive Feasibility Study in Q1 2027 to support a Final Investment Decision(13).

•

Bowdens, New South Wales (0.85% GRR royalty, uncapped): Silver Mines Limited reported a Definitive Feasibility Study on Ore Reserves of 47.9Mt @ 60.8 g/t Ag (93.5Moz), comprising Proved Ore Reserves of 44.6Mt @ 61.7 g/t Ag and Probable Ore Reserves of 3.3Mt @ 47.3 g/t Ag, with the Independent Planning Commission’s determination on the Development Consent expected on or before December 9, 2026(14).

•

Cardinia (Bruno Lewis), Western Australia (1% GRR royalty above 10,000oz): Genesis Minerals Limited commenced development of the Bruno Lewis open pit, with first ore on track for the December 2026 quarter(15).

•

Yitirrti (Sulphur Springs), Western Australia (A$2/t ore royalty, A$3.7 million cap): Develop Global Limited made a Final Investment Decision, awarded a A$275 million EPC contract for the 1.5Mtpa plant and reported record underground development, with first concentrate on track for the June 2028 quarter(16).

•

White Dam, South Australia (2.0% NSR royalty, uncapped): Broken Hill Gold Ltd completed a third gold pour from existing heap leach ore and expects a Vertigo restart Pre-Feasibility Study and Final Investment Decision by Q1 2027(17).

•

Ashburton, Western Australia (1.75% GRR royalty above 250,000oz): Kalamazoo Resources Limited completed its Mt Olympus drilling program with 38 intercepts exceeding 50 gram-metres, ahead of an updated Mineral Resource Estimate in Q4 2026 and a Pre-Feasibility Study in Q1 2027(18).

•

Hawkins, Ontario (0.5% NSR royalty, uncapped): Epic Gold Corp. announced an Inferred Mineral Resource of 14.0Mt @ 0.98 g/t Au for approximately 440,000 ounces at the royalty-linked McKinnon deposit(19).

Qualified Person

Timothy J. Strong, FIMMM, of Kangari Consulting LLC and a “Qualified Person” under National Instrument 43-101 – Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical disclosure contained in this press release.

About Vox

Vox Royalty Corp. (NASDAQ: VOXR) (TSX: VOXR) is a returns-focused mining royalty and streaming company built on disciplined capital allocation and risk-adjusted value creation. The Company holds a diversified portfolio of over 70 royalties and streams, including 11 producing and 29 development stage assets, with primary exposure to gold and select industrial metals across top tier mining jurisdictions. Founded in 2014, Vox combines a technically driven team, early catalyst identification, and a proprietary royalty database to target convex, long-term returns for shareholders. Vox is a constituent of the Russell 2000® and Russell 3000® Indexes and is included in the MVIS® Global Junior Gold Miners Index and VanEck Junior Gold Miners ETF (GDXJ).

For further information contact:

Kyle Floyd Chief Executive Officer ir@voxroyalty.com (720) 602-4223

Cautionary Statements to U.S. Securityholders

This press release and the documents incorporated by reference herein, as applicable, have been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the U.S. securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources,”, “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced herein and the documents incorporated by reference herein, as applicable, are Canadian mineral disclosure terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”).

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For U.S. reporting purposes, the U.S. Securities and Exchange Commission (the “SEC”) has adopted amendments to its disclosure rules (the “SEC Modernization Rules”) to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended, which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC’s disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers were required to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by companies domiciled in the U.S. subject to U.S. federal securities laws and the rules and regulations thereunder.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Definition Standards that are required under NI 43-101. While the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, U.S. investors should not assume that all or any part of the mineralization in these categories will be converted into a higher category of mineral resources or into mineral reserves without further work and analysis. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that all or any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable without further work and analysis. Further, “inferred mineral resources” have a greater amount of uncertainty and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of inferred mineral resources will be upgraded to a higher category without further work and analysis. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of SEC Industry Guide 7.

Cautionary Note Regarding Forward-Looking Statements and Forward-Looking Information

This press release contains “forward-looking statements”, within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Vox Royalty Corp. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements.

The forward-looking statements and information in this press release include, but are not limited to, statements regarding operators’ production guidance, mine plans, Ore Reserve and Mineral Resource estimates, development and restart timelines, permitting, financing and corporate transactions, Vox management’s production commencement expectations, and the timing and quantum of any future royalty or offtake-stream deliveries and/or revenue to Vox.

Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Vox will purchase precious metals or from which it will receive royalty or stream payments, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; the volatility of the stock market; competition; risks related to Vox's dividend policy; epidemics, pandemics or other public health crises; geopolitical events and other uncertainties, as well as those factors discussed in the section entitled "Risk Factors" in Vox's annual information form for the financial year ended December 31, 2025 available at www.sedarplus.ca and the SEC's website at www.sec.gov (as part of Vox's Form 40-F).

Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statement prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Vox cautions that the foregoing list of material factors is not exhaustive. When relying on the Company's forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

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The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

None of the TSX, its Regulation Services Provider (as that term is defined in policies of the TSX) or The Nasdaq Stock Market LLC accepts responsibility for the adequacy or accuracy of this release.

Technical and Third-Party Information

Except where otherwise stated, the disclosure in this press release is based on information publicly disclosed by project operators and none of this information has been independently verified by Vox or its Qualified Person. As a royalty and offtake-stream investor, Vox has limited, if any, access to the underlying operations. Although Vox does not have any knowledge that such information may not be accurate, there can be no assurance that such information from the project operators is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Vox’s interests, which often cover less than 100% of the publicly reported mineral reserves, mineral resources and production from a property.

References & Notes:

(#) Vox royalty assets subject to the following key terms:

•	Kanmantoo royalty steps down from 2.5% to 0.5% following cumulative production of 85,000t copper
•	Sugar Zone offtake-stream capped at 961,250 delivered ounces (approximately 93,000 ounces delivered to prior holders as at December 31, 2024)
•	Los Filos offtake-stream capped at 1,100,000 delivered ounces (approximately 512,000 ounces delivered to prior holders as at December 31, 2024)

(1) Kantra Copper Limited – Quarterly Report for 30 September 2026 – Dated October 21, 2026: https://investors.kantra.com/announcements/Nwbzpd-quarterly-report-for-30-september-2026

(2) Kantra Copper Limited – Kanmantoo Delivers 31% Ore Reserve Growth – Dated October 27, 2026: https://investors.kantra.com/announcements/Bv2xgQ-kanmantoo-delivers-31-ore-reserve-growth. Note: Kantra reports Mineral Resources by mine area; the Measured, Indicated and Inferred totals in this press release are calculated by Vox from Table 1 of Kantra’s release and are rounded.

(3) Hillgrove Resources Limited (now Kantra Copper Limited) – Emily Star Development Approved, Capital Guidance Updated – Dated July 17, 2026: https://www.aspecthuntley.com.au/asxdata/20260717/pdf/03111866.pdf

(4) Vault Minerals Limited – FY26 Production Guidance Achieved & Sugar Zone Underground Development Underway – Dated July 3, 2026: https://announcements.asx.com.au/asxpdf/20260703/pdf/071b4k667ytwv5.pdf

(5) Vault Minerals Limited – September 2026 Quarterly Activities Report – Dated October 22, 2026: https://investorpa.com/announcement-pdf/20261022/360374.pdf

(6) Vault Minerals Limited – Vault Obtains Key Approvals for Sugar Zone – Dated July 24, 2026: https://investorpa.com/announcement-pdf/20260724/319631.pdf

(7) Vault Minerals Limited – June 2026 Quarterly Activities Report – Dated July 29, 2026: https://investorpa.com/announcement-pdf/20260729/321059.pdf

(8) Equinox Gold Corp. – Equinox Gold Secures Long-Term Land Access Agreements with All Three Communities at Los Filos Mine; Planning and Technical Work Underway to Support Mine Restart and Annual Production Expansion – Dated June 25, 2026: https://www.equinoxgold.com/wp-content/uploads/2026/06/20260625-EQX-Mexico-Land-Access-News-Release-Final.pdf

(9) Equinox Gold Corp. – Equinox Gold Delivers Strong Second Quarter Results, Increases 2026 Production Guidance Following Successful Completion of the Orla Mining Merger, Quarterly Dividend Increased by 50% – Dated August 5, 2026: https://www.equinoxgold.com/news/equinox-gold-delivers-strong-second-quarter-results-increases-2026-production-guidance-following-successful-completion-of-the-orla-mining-merger-quarterly-dividend-increased-by-50/; and Second Quarter 2026 Results and Corporate Update Conference Call Transcript – Dated August 6, 2026: https://www.equinoxgold.com/wp-content/uploads/2026/08/20260806-Q2Results.pdf

(10) Equinox Gold Corp. – Corporate Presentation – September 2026: https://www.equinoxgold.com/wp-content/uploads/2026/09/20260925-Equinox-Gold-September-Investor-Presentation_updated-DGF-Final.pdf

(11) Allied Gold Corporation – Allied Gold Provides Update on Continued Value Creation Across Its Portfolio in Parallel with Normal Course Progress with Zijin Gold Arrangement – Dated June 10, 2026: https://alliedgold.com/investor-relations/investor-news/news-details/2026/Allied-Gold-Provides-Update-on-Continued-Value-Creation-Across-Its-Portfolio-in-Parallel-with-Normal-Course-Progress-with-Zijin-Gold-Arrangement/default.aspx; and Allied Gold Announces Closing of Strategic Investment by Zijin Gold – Dated August 10, 2026: https://alliedgold.com/investor-relations/investor-news/news-details/2026/Allied-Gold-Announces-Closing-of-Strategic-Investment-by-Zijin-Gold/default.aspx

(12) Equinox Gold Corp. – Equinox Gold Receives Positive Record of Decision for South Railroad; Significant Permitting Milestone Unlocks Next North American Growth Project – Dated August 17, 2026: https://www.equinoxgold.com/news/equinox-gold-receives-positive-record-of-decision-for-south-railroad-significant-permitting-milestone-unlocks-next-north-american-growth-project/

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(13) Minerals 260 Limited – PFS confirms Bullabulling’s potential to be a High-Margin, Large-Scale, Long-Life Gold Mine – Dated July 8, 2026: https://announcements.asx.com.au/asxpdf/20260708/pdf/071hlycv670730.pdf; Additional $200 million funding agreed with Franco-Nevada – Dated September 14, 2026: https://announcements.asx.com.au/asxpdf/20260914/pdf/07421hnhyhfy3p.pdf; $250 million Placement to Fund Development of the Bullabulling Gold Project – Dated September 16, 2026: https://announcements.asx.com.au/asxpdf/20260916/pdf/0744pr1k6lhfb0.pdf; and September 2026 Quarterly Activities Report – Dated October 27, 2026: https://www.aspecthuntley.com.au/asxdata/20261027/pdf/03153436.pdf

(14) Silver Mines Limited – Bowdens Definitive Feasibility Study Confirms Robust Economics as Reserves Lift to 93.5M oz of Silver – Dated July 21, 2026: https://www.aspecthuntley.com.au/asxdata/20260721/pdf/03112736.pdf; and Major Approvals Milestone Achieved for the Bowdens Silver Project – Dated September 16, 2026: https://www.aspecthuntley.com.au/asxdata/20260916/pdf/03135874.pdf

(15) Genesis Minerals Limited – Quarterly Report – September 2026 – Dated October 22, 2026: https://www.aspecthuntley.com.au/asxdata/20261022/pdf/03151504.pdf

(16) Develop Global Limited – Develop makes FID on two growth projects and secures funding for both – Dated June 10, 2026: https://investorpa.com/announcement-pdf/20260610/302381.pdf; GR Engineering awarded contract to build Yitirrti processing plant – Dated August 17, 2026: https://www.aspecthuntley.com.au/asxdata/20260817/pdf/03121612.pdf; and September 2026 Quarterly Report – Dated October 29, 2026: https://www.aspecthuntley.com.au/asxdata/20261029/pdf/03154776.pdf

(17) Broken Hill Gold Ltd – White Dam Gold-Copper Project Vertigo MRE update: Indicated Resource increased by 160% with significant sulphide upside potential identified – Dated September 21, 2026: https://announcements.asx.com.au/asxpdf/20260921/pdf/0749bjtjm5tbxl.pdf; and Existing Heap Leach Ore Delivers Third Gold Pour from White Dam, SA – Dated October 1, 2026: https://www.aspecthuntley.com.au/asxdata/20261001/pdf/03142843.pdf

(18) Kalamazoo Resources Limited – Outstanding 50m @ 4.9g/t Au Leads Final Mt Olympus Results Ahead of MRE – Dated September 29, 2026: https://www.aspecthuntley.com.au/asxdata/20260929/pdf/03141136.pdf

(19) Epic Gold Corp. – Epic Gold Announces 440,000 Ounce Inferred Mineral Resource Grading 0.98 g/t at the Hawkins Gold Project, Ontario – Dated October 8, 2026: https://www.newsfilecorp.com/release/318018

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